Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

Page
MOOLEC SCIENCE SA
Unaudited Financial Statements
For the six-month period ended December 31, 2022 and December 31, 2021
Unaudited consolidated statements of operations	2
Unaudited consolidated statements of financial position	3
Unaudited statements of cash flow	4
Unaudited consolidated statements of changes in equity	5
Notes to the Unaudited Consolidated Financial Statements	6

Moolec Science S.A.

Unaudited interim condensed consolidated statements of operations

For the six months ended December 31, 2022 and 2021

In USD [$]

	Notes	For the six months ended December 31, 2022	For the six months ended December 31, 2021
Continuing operations
Research and development expense		(404,489)	(532,050)
Marketing expense		(39,791)	(77,898)
Administrative expense		(725,394)	(1,206,274)
Other operating expense	14	(4,491,044)	(14,371)
Loss from operations		$(5,660,718)	$(1,830,593)
Financial income/expenses		$(316,495)	$(10,614)
Share based payment cost of listing shares	1	$(42,705,061)	$—
Loss before Income tax		$(48,682,274)	$(1,841,207)
Income tax		—	—
Loss of the period		$(48,682,274)	$(1,841,207)
Total comprehensive loss for the period		$(48,682,274)	$(1,841,207)
Basic and diluted loss per share	15	(1.57)	(0.06)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Unaudited interim condensed consolidated statements of financial position

As of December 31, 2022 presented in comparative figures

In USD [$]

	Notes	As of December 31, 2022	As of June 30, 2022
ASSET
Non current assets
Intangible Assets	6	4,665,334	4,598,930
Fixed Assets	7	8,069	8,918
Other Non-Current receivables	8	8,070,000	—
Total non-current assets		$12,743,403	$4,607,848
Current assets
Cash and cash equivalents	9	10,429,258	1,081,808
Other receivables		3,876	2,061
Total current assets		$10,433,134	$1,083,869
TOTAL ASSETS		$23,176,537	$5,691,717
LIABILITIES AND EQUITY
Equity
Share capital	13	375,605	310,000
Share premium	13	66,487,065	7,290,000
Equity settled share based payment	17	551,841	838,576
Accumulated deficit		(55,516,517)	(6,834,243)
Total equity		$11,897,994	$1,604,333
Liabilities
Current liabilities
Accounts payable	10	8,773,926	1,226,213
Other current liabilities	11	838,117	1,171
Warrants liabilities	12	1,666,500	—
Simply Agreement for Future Equity (“SAFE”)	18	—	2,860,000
Total current liabilities		$11,278,543	$4,087,384
TOTAL LIABILITIES		$11,278,543	$4,087,384
TOTAL LIABILITIES AND EQUITY		$23,176,537	$5,691,717

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Unaudited interim condensed consolidated statements of cash flows

For the six months ended December 31, 2022 and 2021

In USD [$]

	For the six months ended December 31, 2022	For the six months ended December 31, 2021
Cash flows from operating activities
Loss for the year/period	$(48,682,274)	$(1,841,207)
Adjustments to reconcile loss for the period to net cash flows
Depreciation and amortization	849	849
Employee share based payment	77,279	703,326
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	313,346	—
Share based payment cost of listing shares (non-cash item)	42,705,061	—
Financial income/expenses	3,149	10,614
Changes in working capital
Receivables from related parties	—	(43,150)
Other receivables	(1,815)	(912)
Accounts Payable	4,164,444	330,572
Other liabilities	836,946	2,123
Net cash (used) in operating activities	$(583,015)	$(837,785)
Cash flows from investment activities
Additions of Intangible assets	(66,404)	—
Net cash used to investment activities	$(66,404)	$—
Cash flows from financing activities
Proceeds from issuance of share capital to UGVL and Theo (Backstop)	8,011,040	—
Proceeds from issuance of share capital to SPAC public holders (Trust)	1,988,975	—
Net cash generated from financing activities	$10,000,015	$—
Net increase in cash and cash equivalents	$9,350,596	$(837,785)
Cash and cash equivalents at beginning of the period	1,081,808	980,527
Effect of exchange rate changes on cash and equivalents	(3,146)	(10,614)
Cash and cash equivalents at end of the period	$10,429,258	$132,128
Non-cash financing activities
Issue of Share Capital and Share Premium of New Shareholders through other non current receivables	$8,070,000	$—
Relief of SAFE financial liabilities through the issue of Share Capital and Share Premium	$3,173,346	$—
Capitalization of transaction expenses through Accounts Payable	$(1,057,833)	$—
Net liabilities acquired through issuance of share capital	$(3,991,935)	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Unaudited interim condensed consolidated statements of changes in equity

For the six months ended December 31, 2022 and 2021

In USD [$]

	Notes	Share capital	Share Premium	Equity settled share based payment	Retained (deficit)	Total Equity
Opening Balance as of June 30, 2021		$310,000	$7,290,000	$—	$(2,307,338)	$5,292,662
Equity settled share based payment		—	—	703,326	—	703,326
Total comprehensive (loss)		—	—	—	(1,841,207)	(1,841,207)
Balance as of December 31, 2021		$310,000	$7,290,000	$703,326	$(4,148,545)	$4,154,781
Opening Balance as of June 30, 2022		310,000	7,290,000	838,576	(6,834,243)	1,604,333
Issue of share capital (Moolec shares)	8	15,000	8,055,000	—	—	8,070,000
Issue of share capital (SAFE shares)	18	2,623	3,170,723	—	—	3,173,346
Issue of share capital (LightJump shares)	1	33,639	39,610,630	—	—	39,644,268
Issue of share capital (Backstop shares)	1	12,017	7,999,023	—	—	8,011,040
Equity settled share based payment	1	2,326	361,689	(286,735)	—	77,280
Total comprehensive (loss)		—	—	—	(48,682,274)	(48,682,274)
Balance as of December 31, 2022		$375,605	$66,487,065	$551,841	$(55,516,517)	$11,897,994

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’ or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

Company Reorganization

On December 30, 2022 (the “Closing Date”), the Company consummated the transactions contemplated by the Business Combination Agreement dated as of June 14, 2022, by and among LightJump Acquisition Corporation (“LightJump” or “SPAC”, a Delaware corporation), Moolec Science Limited (“Moolec”, a private limited company incorporated under the laws of England and Wales), the Company, and Moolec Acquisition, Inc. (“Merger Sub”, a Delaware corporation) (referred together with Moolec Science SA as “the Group”), as amended by the Business Combination Agreement dated as of November 18, 2022. Pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Ordinary Shares held by Moolec Shareholders were transferred and contributed in kind to the Company, and were issued, in accordance with the Exchange Ratio (except that the Ordinary Shares to be were reduced by the number of Ordinary Shares already held by Moolec Shareholders immediately prior to the transactions contemplated in the Business Combination Agreement (“Exchange”), being a total of 32,500,000 Ordinary Shares;

●	each Moolec SAFE Holder contributed all of its rights and obligations under each Original SAFE to the Company in consideration for the issuance by the Company of a simple agreement for future equity on substantially identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law;

●	each Moolec Shareholder ceased to be the beneficial holder of such Moolec Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), the Company was recorded as the registered holder of all Ordinary Shares so exchanged and transferred and is the legal and beneficial owner thereof;

●	immediately prior to the Merger but after the Exchange, each Moolec SAFE Holder subscribed for, received and became holder of Ordinary Shares, in accordance with the respective Moolec SAFE, which included 262,260 Ordinary Shares; and

●	SPAC caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger and without any further action on the part of SPAC, Merger Sub, the Company or Moolec or the holders thereunder:

●	each SPAC Common Stock issued and outstanding immediately prior to the Merger, excluding those that had been redeemed subject to any redemption rights, were exchanged with the Company, against the issue by the Company of new Ordinary Shares, under the authorized share capital of the Company and subscribed by the contributing holders of SPAC Common Stock for one validly issued and fully paid Ordinary Share, delivered by the Company;

●	as a result of the Merger, all SPAC Common Stock ceased to be outstanding, was canceled and ceased to exist;

●	each share of common stock, par value $0.01 of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share of the Company; and

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 1. General information (cont.)

●	each SPAC Warrant that was outstanding immediately prior to the Merger, pursuant to the SPAC Warrant Agreement, ceased to represent a right to acquire one SPAC Common Stock and was converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger, into a right to acquire one Ordinary Share of the Company on substantially the same terms as were in effect immediately prior to the Time under the terms of the SPAC Warrant Agreement.

Following the Merger:

●	Moolec’s CFO was freely allotted the shares to satisfy the requirements under the CFO Consulting Agreement.

Prior to the Closing, on December 27, 2022, in connection with the vote to approve the adoption of the Business Combination Agreement at LightJump’s special meeting of stockholders, certain public holders of SPAC Common Stock exercised their right to redeem 2,572,848 shares of SPAC Common Stock for cash at a redemption price of approximately $10.23 per share, for an aggregate redemption amount of approximately $26.3 million.

Accordingly, $1,988,975 remained in the Trust Account, for the benefit of the Company, after considering the redemption amount to be paid to the redeeming public holders of SPAC Common Stock. At Closing, EarlyBirdCapital Inc.(“EarlyBird”, the SPAC underwriter) and the Company disagreed on the amount of EarlyBird Cash Fees due to EarlyBird in connection with the EarlyBird Amendment. Even though the trust effectively was integrated in the Company bank account at Closing, as a result of such dispute, EarlyBird had not provided its required consent to Continental Stock Transfer & Trust Company (“Continental”, the Company’s transfer agent and warrant agent) for the transfer of the outstanding funds held in the Trust Account and the funds had to be returned to Continental until the dispute was settled. This proceeding was resolved by a settlement between the Company and EarlyBird dated March 15, 2023. Pursuant to the settlement agreement, the Company instructed Continental to transfer $1.1 million in cash from the Trust Account to EarlyBird.

Additionally, pursuant to the Backstop Agreement, the Sponsor exercised the right to elect to concede Sponsor shares instead of contributing the requisite cash amount under the Backstop Agreement by conceding a total of 200,276 Sponsor shares of SPAC Common Stock to each of Union Group Ventures Limited.(“UGVL”) and THEO I SCSp.(“Theo”). UGVL and Theo each contributed $4,005,520 to the Company pursuant to the terms of the Backstop Agreement and in turn the Company issued 400,552 Ordinary Shares to each of UGVL and Theo.

As a result of the Exchange and following the consummation of the Transaction, Moolec and SPAC had become direct wholly-owned subsidiaries of the Company and Moolec shareholders and SPAC shareholders became holders of issued Company Ordinary Shares of Moolec Science S.A.

In accordance with IFRS 2, for the excess of the fair value of shares deemed to have been issued by Moolec over the fair value of LightJump’s identifiable net assets at the date of the Company Reorganization, the Company recognized $ 42,705,061 as listing costs included in line item “Share based payment cost of listing shares” as an expense in the Statements of Operations, being a non-cash item.

Negative working capital

As of December 31, 2022, the Company has a negative working capital of $845,409 generated mainly by reorganization expenses pending to be paid. The Company is having discussions to refinance such debts and does not foresee problems in meeting its short-term obligations.

As of January 3, 2023, the Company agreed with certain providers related to transaction expenses liabilities, to refinance part of the debt, by which a total of $1,500,000 will be payable in 2024, allowing to improve the Company’s working capital situation.

In addition, the Company is working on different financing alternatives, including but not limited to, credit lines.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 2. Accounting standards and Basis of preparation

Note 2.1. Compliance with IFRS

These unaudited interim condensed consolidated financial statements for the six-month period ended on December 31, 2022 and 2021 have been prepared in accordance with IAS 34, “Interim Financial Information”.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the Moolec consolidated financial statements as of June 30, 2022.

In relation to the unaudited interim condensed consolidated statements of comprehensive loss, changes in equity and cash flows for the six-month period ended on December 31, 2022, comparative information is presented corresponding to the six-month period ended on December 31, 2021.

The unaudited interim condensed consolidated financial statements of the Group as of December 31, 2022 and June 30, 2022 and for the six-month periods ended December 31, 2022 and 2021 were authorized by the Board of Directors of Moolec Science S.A. on March 30, 2023.

2.2. Basis of measurement

The unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis.

The significant accounting policies set out in Note 3 have been applied in preparing the unaudited interim consolidated financial statements as of December 31, 2022.

Due to the activities of the Group, costs and expenses presented in the consolidated statements of Comprehensive loss are classified according to their function. The consolidated statements of Financial Position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short-term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle or over the 12-month period subsequent to the reporting date.

2.3. Functional and presentation currency

Items included in the unaudited interim condensed consolidated financial statements are measured using the currency of the primary economic market in which the Company operates (“the functional currency”). These unaudited interim condensed consolidated financial statements are presented in US Dollars, which is the Company’s functional currency.

2.4. Use of estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the unaudited condensed consolidated financial statements for all periods presented.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 2. Accounting standards and Basis of preparation (cont.)

2.5. Financial risk management

The Group’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies as compared to policies included in the consolidated financial statements as of June 30, 2022.

Note 3. Significant accounting policies

The accounting policies applied in these Interim condensed consolidated financial statements are consistent with those used in the Annual consolidated financial statements of Moolec since incorporation on August 21, 2020 and have been applied consistently by the Group for last fiscal year ended on June 30, 2022.

As of the date of publication of these interim condensed consolidated financial statements there are no significant changes, new standards, amendments and interpretations of IFRS accounting policies, with exception of:

Warrants

As part of the reorganization, the Group incorporated public warrants (“Public warrants”).

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as financial liability as they do not comply with the fixed-for-fixed condition. These instruments are measured at Level 1 fair value based on its quoted price.

Note 4. Comparative Information

The information as of June 30, 2022 and for the six-month period ended December 31, 2021 disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of those dates.

The exchange of shares related to the Capital Reorganization contemplated by the Business Combination Agreement, explained in Note 1, has been given a retrospective effect in the share capital of the statement of changes in equity and in Net loss per share purposes in Note 15.

Note 5. Subsidiaries

Where the Company holds a controlling interest in an entity, such entity is classified as a subsidiary. The Company exercises control over such an entity if all three of the following elements are present: (i) the Company has the power to direct or cause the direction of the management and policies of the entity, (ii) the Company is exposed to the variable returns of such entity; and (iii) the Company has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 5. Subsidiaries (cont.)

The subsidiary of the Company, of which its financial results have been included in the Consolidated Financial Statements, and holds a majority share of the voting rights is as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of December 31, 2022
Moolec Science Limited	Investment in subsidiaries	United Kingdom	100.00%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100.00%

Note 6. Intangible Assets

As of June 30, 2022	Gamma Linolenic Acid (“GLA”) assets and licensing rights to Arachidonic Acid (“ARA”)	SPC® technology	Total Intangible Assets
Cost	3,000,000	1,598,930	4,598,930
Accumulated Amortization	—	—	—
Net book amount	$3,000,000	$1,598,930	$4,598,930

Six months ended December 31, 2022
Opening net book amount	3,000,000	1,598,930	4,598,930
Additions	45,456	20,948	66,404
Amortization	—	—	—
Closing net book amount	$3,045,456	$1,619,878	$4,665,334

As of December 31, 2022
Cost	3,045,456	1,619,878	4,665,334
Accumulated Amortization	—	—	—
Net book amount	$3,045,456	$1,619,878	$4,665,334

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 7. Fixed Assets

As of June 30, 2022	Chymosin osmosis equipment
Cost	10,617
Accumulated Depreciation	(1,699)
Net book amount	$8,918

Six months ended December 31, 2022
Opening net book amount	8,918
Depreciation	(849)
Closing net book amount	$8,069

As of December 31, 2022
Cost	10,617
Accumulated Depreciation	(2,548)
Net book amount	$8,069

Note 8. Other non-current receivables

	As of December 31, 2022	As of June 30, 2022
Receivables with shareholders	8,070,000	—
Total Other Non-Current receivables	$8,070,000	$—

Moolec issued an aggregate number of Moolec ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science shares after the transaction) to current individual shareholders of Bioceres S.A. and Bioceres Group PLC. Moolec and the new shareholders entered into a subscription agreement prior to the transaction pursuant to which Moolec agreed to issue 2,354,069 of Moolec ordinary shares and the new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement.

Note 9. Cash and cash equivalents

	As of December 31, 2022	As of June 30, 2022
Bank accounts	10,429,258	1,081,808
Total cash and cash equivalents	$10,429,258	$1,081,808

The Company has bank accounts in: HSBC Bank USA N.A., EFG Bank AG, Lloyds Bank PLC and Banco de Galicia y Buenos Aires S.A. Neither of them represents more than 40% of our deposits, as such there is no substantial asset concentration.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 10. Accounts Payable

	As of December 31, 2022	As of June 30, 2022
Transaction expenses payable	(7,501,301)	—
Accounts payable with related parties	(608,293)	(385,508)
Accruals	(468,908)	(676,578)
Other accounts payable	(195,424)	(164,127)
Accounts payable	$(8,773,926)	$(1,226,213)

Note 11. Other current liabilities

	As of December 31, 2022	As of June 30, 2022
Related parties	(677,000)	—
Loans	(160,000)	—
Pay As You Earn (PAYE)	(1,117)	(1,171)
Other current Liabilities	$(838,117)	$(1,171)

Note 12. Warrants Terms

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement, and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Note 13. Share capital and share premium

As of December 31, 2022, the share capital stock and share premium amounts to $66,862,670. As of June 30, 2022 the share capital stock and share premium amounts to $7,600,000.

Note 14. Other operating expenses

	As of December 31, 2022	As of December 31, 2021
Transaction Expenses(i)	4,469,987	—
Miscellaneous Expenses	21,057	14,371
Other operating expenses	$4,491,044	$14,371

(i)	The transaction expenses were adjusted by the capitalization of the cost specifically attributable to the issue of new shares (using a criteria based on the percentage of shares issued) recognized in share premium.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 15. Net loss per share

The following table presents the calculation of basic and diluted loss per ordinary share for the periods ended on December 31, 2022 and December 31, 2021 as follows:

Loss attributable to ordinary shareholders (basic and diluted)

Numerator	December 31, 2022	December 31, 2021
Loss for the period, attributable to the owners of the Group	(48,682,274)	(1,841,207)
Loss attributable to the ordinary shareholders	(48,682,274)	(1,841,207)

Weighted-average number of ordinary shares (basic and diluted)

Denominator	December 31, 2022	December 31, 2021
Weighted-average number of ordinary shares	31,072,892	31,000,000

Net loss attributable to ordinary shareholders per share	December 31, 2022	December 31, 2021
Basic and Diluted	(1.57)	(0.06)

For the period ended December 31, 2022 and December 31, 2021 diluted earning per share (“EPS”) was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Note 16. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

Other Related Party Transactions

In USD ($)	December 31, 2022	December 31, 2021
Short-term employee benefits	—	63,867
Share based payment	77,279	703,326

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 16. Related parties (cont.)

In USD ($)	Note	Transaction values for the six month period ended December 31, 2022	Transaction values for the six month period ended December 31, 2021
Share based payment
Key management	16	77,279	703,326
CFO Shares Alloted	1(iv)	(364,014)
Expenses Paid on Behalf of the Company
Parent of BG Farming Technologies – Bioceres S.A.	(i)	222,785	270,084
100% Subsidiary of Bioceres S.A. – Bioceres LLC	(i)	—	156,760
Services Provided by Other Companies
30% owned by Bioceres S.A. – INMET S.A. – Ingenieria Metabolica S.A	(ii)	—	94,500
98.6% owned by Bioceres S.A. – INDEAR S.A. – Instituto de Agrobiotecnología Rosario	(iii)	—	107,783
Founded and operated by the Company’s CPO – Future Foods B.V.		14,011	58,080

Other Related Party Balances

In USD ($)	Note	Balance outstanding as of December 31, 2022	Balance outstanding as of June 30, 2022
100% Subsidiary of Bioceres S.A. – Bioceres LLC		(608,293)	(385,508)
Moolec S.A. Shareholders		8,070,000	—
Union Group Ventures Limited		(677,000)	—

(i)	While the Company initiated operations on its own bank account, the expenses were paid by Bioceres S.A. and Bioceres LLC on behalf of the Company.
(ii)	The Company entered into an agreement with INMET S.A. — Ingenieria Metabolica S.A where it would receive research services in exchange for payment.
(iii)	The Company entered into an agreement with INDEAR S.A. — Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.
(iv)	Shares issue related to share based payment already vested in prior periods.

Note 17. Share based payment

As of December 31, 2022, Moolec had the following shared-based payment arrangements:

Share option plan for executives and senior management: Group 1 granted up to 909,000 underlying ordinary shares. The options have an exercise price of £0.74 and expire in December 2030 (except one case in June 2031). Group 2 granted up to 544,000 underlying ordinary shares. The options have an exercise price of the higher of £0.74 or the valuation of a Share achieved at the next equity funding round following the date of this Agreement, subject to a 20% Discount and expires in December 2030.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 17. Share based payment (cont.)

The fair value is defined as the actuarial expected value of the future benefits under the Plan calculated at the date in which benefits are granted and it is estimated using the option valuation method known as ‘binomial trees’. The estimate considers the effects of rotation, the vesting schedule and the possible dilutive effect of the future exercise of options.

Factor	Group 1	Group 2
Fair value of shares	$1.00	$1.00
Exercise price	$1.00	higher of $1.00; and 80% of valuation of a share achieved at the next equity funding.
Expected volatility	70%	70%
Dividend rate	—	—
Reference risk-free interest rate	3.00%	3.00%
Plan duration	10.00	10.00
Fair value of stock options at measurement date	0.67	0.18

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended December 31, 2022.

December 31, 2022
	Group 1		Group 2
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	909,000	£0.74	544,000	Higher of $1.00; and 80% of valuation of a share achieved at the next equity funding
Granted during the period	—	—	—	—
Annulled during the period	—	—	—	—
Exercised during the period	—	—	—	—
Expired during the period	—	—	—	—
At the ending	909,000	£0.74	544,000	Higher of $1.00; and 80% of valuation of a share achieved at the next equity funding

The charge of the plans based on options recognized during the period was $77,279.

Moolec Science S.A.
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended December 31, 2022 and 2021
In USD [$]

Note 18. Simple Agreement for Future Equity (“SAFE”)

The Company signed two simple agreements for future equity (referred to as “SAFE” or “SAFEs” in plural), in exchange for the payment by certain investors of the amounts detailed below on or about December 28, 2021. Both SAFEs were signed with two different investors and for the following amounts:

One SAFE was signed with THEO 1 SCSp for the amount of $1,500,000, from which $1,000,000 was received on January 5, 2022 and $500,000 were received on June 30, 2022.

The other SAFE was signed with SERENITY TRADERS LDT. for the amount of $500,000, fully received on January 6, 2022.

Both SAFEs give the investors, in exchange for the payment of the mentioned amounts, the right to a variable number of shares on the Company’s Share Capital subject to the occurrence of a qualified event or a twelve months maturity, whatever happens before, and in the case of a qualified event, specifically the shares of the series of equity securities issued to the investors investing new money in the Company in connection with the closing. These qualified events are defined as Equity Financing of not less than $20,000,000, Change of Control, a Direct Listing, an Initial Public Offering or a De-SPAC Transaction.

As of December 31, 2022, the De-SPAC transaction occurred on December 30, 2022 and defined as a qualified event pursuant the agreement, converted the SAFE in 262,260 shares of the Company at a purchase price on $12.10 for a total of $3,173,346.

The following table presents the changes in Level 3 financial instruments as of December 31, 2022:

Balance as of June 30, 2022	$2,860,000
Results on the change of Fair Value of the SAFE(i)	313,346
SAFE Capitalization	(3,173,346)
Balance as of December 31, 2022	$—

(i)	The result due to the change in the fair value of the SAFE was included in Financial Income/Expenses.

Note 19. Events after the reporting period

Management has considered subsequent events through March 30, 2023, which was the date in which these unaudited interim condensed consolidated financial statements were issued.

As of February 7, 2023, a partly owned company (50%) was incorporated in Spain, under the name of Microo Food Ingredients S.L. as part of the Joint Venture agreement signed with INVIM CORPORATIVO S.L. (Grupo Insud) on May 24, 2022 to produce animal-free proteins and other food ingredients through precision fermentation technologies. On December 1, 2022, a capital integration of EUR 1,500 was wired by Moolec.